FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 1, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that it has approved the donation of food, medical supplies and support to research and social development funds, in an amount equal to R$50 million, approximately, in order to contribute with the efforts to combat the effects of the Covid-19 pandemic. Such action will reach hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities in which the Company operates.

In Brazil, such initiative contemplates, in a first moment, around 60 hospitals in 50 cities of 9 Brazilian states. Only in hospital institutions, including field hospitals, the donations shall beneficiate more than 15 thousand people/day by means of around 2.5 million meals for the next three months. As a global corporation, the Company will extend such initiative to countries where it has productive units, such as Turkey and the United Arab Emirates.

Furthermore, the Company plans to donate medical supplies, such as tests and thermometers, individual protection equipment, such as plastic covers, disposable caps and coats, hand sanitizers, ventilators and other supplies that may be necessary. The materials will be destined, on a priority basis, to health institutions of the states and municipalities where BRF has productive units, distribution centers, and corporate offices.

Additionally, BRF undertakes to maintain all the job positions in the months of April and May, performing only the normal changes under the regular course of its business. It is important to emphasize that BRF is hiring more than 2,000 people, among employees and third-party service providers, in order to maintain production and supply and substitute those employees included in Covid-19 risk group, and that were preventively instructed to stay home.

The Company reinforces its commitment with actions to minimize the impacts of the Covid-19 pandemic and will keep its shareholders and the market in general duly informed about any further additional initiatives regarding the present announcement.

São Paulo, April 01, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.